   As filed with the Securities and Exchange Commission on September 30, 1994
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

     For the fiscal year ended December 31, 1993
                                       Or
/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from ________ to __________

Commission file number:  1-9044

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          DUKE REALTY INVESTMENTS, INC.
                       8888 KEYSTONE CROSSING, SUITE 1200
                          INDIANAPOLIS, INDIANA  46240


================================================================================

                              FINANCIAL STATEMENTS

     The following financial statements are filed in connection with the filing by the issuer of a registration statement on Form S-8 pursuant to General Instruction A.2(ii) for Form S-8.

KPMG PEAT MARWICK LLP
[LETTERHEAD]


INDEPENDENT AUDITORS' REPORT

The Employee Benefits Committee
Duke Realty Profit Sharing and Salary Deferral Plan:

We have audited the accompanying statement of net assets available for plan benefits of Duke Realty Profit Sharing and Salary Deferral Plan as of December 31, 1993, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Duke Realty Profit Sharing and Salary Deferral Plan as of and for the year ended December 31, 1992, were audited by other auditors whose report thereon dated September 3, 1993, expressed a qualified opinion on those statements because a limited scope audit was performed as permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Duke Realty Profit Sharing and Salary Deferral Plan as of December 31, 1993, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG PEAT MARWICK LLP

September 21, 1994

                  [KIMMERLING, MYERS & CO., INC. - Letterhead]



Duke Associates Employee Benefits
Plan Committee


We were engaged to audit the financial statements and supplemental schedule of Duke Associates Profit Sharing and Salary Deferral Plan (Plan) as of
December 31, 1992, and for the year then ended, as listed in the accompanying index. These financial statements and schedule are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information discussed in Note (7) to the financial statements, which was certified by Northwestern Mutual Life Insurance Company and Manulife Financial, the trustees of the Plan, except for comparing such information with the related information included in the 1992 financial statements and supplemental schedule. We have been informed by the plan administrator that the trustees hold the Plan's assets and execute investment transactions. The plan administrator has obtained certifications from the trustees as of and for the year ended December 31, 1992, that the information provided to the plan administrator by the trustees is complete and accurate.

Because of the significance of the information in the Plan's 1992 financial statements and supplemental schedule that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedule as of and for the year ended December 31, 1992. The form and content of the information included in the 1992 financial statements and schedule, other than that derived from the information certified by the trustees, has been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974.

The financial statements of Duke Associates Profit Sharing and Salary Deferral Plan as of and for the year ended December 31, 1991, were audited by other auditors whose report dated September 30, 1992, expressed an opinion that such financial statements present fairly, in all material respects, the financial status of the Plan as of and for the year ended December 31, 1991, in conformity with generally accepted accounting principles.

September 3, 1993                             /s/ Kimmerling, Myers & Co., Inc.

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1993 and 1992


                                                       1993           1992
                                                       ----           ----

Assets held by Trustee:

  Investments, at fair market value:
    Balanced fund                                 $3,764,518      3,108,196
    Stock fund                                       779,287             --
    Single premium retirement annuity                 16,646         15,753
    Guaranteed fund                                       --        444,013
    Insurance cash surrender value                    72,412         52,866

  Cash equivalents:
    Money market fund                              1,494,496      1,246,346

Contributions receivable:
  Participant                                             --         33,123
  Employer                                           210,693        106,981
                                                  ----------     ----------


Net assets available for benefits                 $6,338,052      5,007,278
                                                  ----------      ---------
                                                  ----------      ---------


See accompanying notes to financial statements.

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 1993 and 1992


                                                       1993           1992
                                                       ----           ----

Additions to net assets:
  Contributions:
    Employees' salary deferral                    $  519,588        525,051
    Employer matching of salary
      deferral                                       204,816        216,374
    Employer profit sharing                          801,625             --
    Employee rollovers                                33,371         28,801
                                                  ----------      ---------
                                                   1,559,400        770,226
                                                  ----------      ---------

  Investment income:
    Net increase in fair market value of
      investments                                    302,395        207,171
    Interest and dividends                            10,047         46,727
    Increase in insurance cash surrender
      value                                           21,697         19,140
                                                  ----------      ---------
                                                     334,139        273,038
                                                  ----------      ---------
    Total additions                                1,893,539      1,043,264
                                                  ----------      ---------
                                                  ----------      ---------

Deductions from net assets:
  Benefits paid to participants                      528,835        562,192
  Life insurance premium payments                     26,571         28,381
  Administrative expenses                              7,359          9,081
                                                  ----------      ---------
    Total deductions                                 562,765        599,654
                                                  ----------      ---------

    Net increase                                   1,330,774        443,610

Net assets available for plan benefits:
  Beginning of year                                5,007,278      4,563,668
                                                  ----------      ---------

  End of year                                     $6,338,052      5,007,278
                                                  ----------      ---------
                                                  ----------      ---------


See accompanying notes to financial statements.

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                          Notes to Financial Statements



(1)  DESCRIPTION OF PLAN

     The following description of the Duke Realty Profit Sharing and Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan sponsored by Duke Realty Service Limited Partnership and predecessor companies (the Employer) covering all full-time employees who have completed one-half year of service and are age 21 years or older as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     Eligible participants may elect to defer a percentage of compensation to be contributed to their Employee Deferral Account. Each year the Employee Benefits Committee (the Committee) fixes the minimum and maximum percent that may be contributed, not to exceed 15% of the participants compensation, from the Employer for each plan year subject to limitations imposed by the Internal Revenue Service. The Employer matches participant contributions annually up to a maximum of the larger of $500 or 2% of total compensation. The Employer matching contribution is limited to the participant's first $150,000 of compensation, and the contribution is invested in the common stock of Duke Realty Investments, Inc., the parent of the general partner of the Employer.

     The Employer may also contribute a portion of its profits to the Plan. The Employer made a special contribution and a profit sharing contribution in 1993. At December 31, 1993, contributions receivable totaled $210,693, of which $25,769, $64,924 and $120,000 was due to the Money Market Fund, the Balance Fund and the Stock Fund, respectively. At December 31, 1992, contributions receivable totaled $140,104, of which $66,637 and $73,467 was due to the Money Market Fund and Balance Fund, respectively.

                                                                       Continued

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                          Notes to Financial Statements


     PARTICIPANTS ACCOUNTS

     Each participant's account is credited with the participant's contribution, the Employer matching contribution, allocations of the Employer's profit sharing contribution (when applicable), Plan earnings, and forfeitures of terminated participants' non-vested accounts upon the distribution of the vested portion of their accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


     LIFE INSURANCE

     A participant may direct the Trustee to purchase and pay premiums on insurance policies or contracts on the life of the participant.


     VESTING

     Participants are immediately vested in elective salary reduction contributions, Employer matching contributions and the actual earnings thereon. Vesting in the profit sharing contribution and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after three years of service and vests an additional 20% for each year of service thereafter and is 100% vested after seven years of service.


     BENEFITS

     When a distribution is made upon termination of service or retirement, a participant's vested account balance will be distributed in a lump-sum payment within 60 days after completion of the Plan valuation date for the period in which the event giving rise to the distribution occurred.


     FORFEITURES

     Participants who terminate employment and receive distribution of the vested portion of their profit sharing account forfeit any non-vested portion of their account. These forfeitures are allocated to other participants in the same manner as the profit sharing contributions.

                                                                       Continued

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                          Notes to Financial Statements


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     ADMINISTRATIVE EXPENSES

     Trustee fees are paid by the Plan as incurred. Other expenses of the Plan are paid directly by the Employer.

     TAX STATUS

     The Plan obtained its latest determination letter on June 5, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, and a new determination letter has been requested but not received. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(3)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)  INVESTMENTS

     The Balanced Fund is held and managed by Northwestern Mutual Life Insurance Company pursuant to a group annuity contract with the Plan. The fund invests in primarily common stocks and bonds.

     The Money Market Fund is held and managed by Northwestern Mutual Life Insurance Company pursuant to a group annuity contract with the Plan. The fund consists of money market instruments and other debt securities with maturities generally not exceeding one year.

                                                                       Continued

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                          Notes to Financial Statements


     The Stock Fund is held and managed by Robert W. Baird and Company pursuant to a group annuity contract with the Plan, the fund invests solely in common stock of Duke Realty Investments, Inc.

     The Single Premium Retirement Annuity is held and managed by Northwestern Mutual Life Insurance Company. The fund invests in primarily common stocks and bonds.

     The Guaranteed Fund was held and managed by Manufacturers Life Insurance Company pursuant to a group annuity contract with the Plan. The fund consisted of unallocated deposit administration contracts in Manufacturers Life Insurance Company general account maturing at various dates through November 1993. All contract maturities were transferred during 1993 from Manufacturers Life Insurance Company to the Money Market Fund held by Northwestern Mutual Life Insurance Company.

                                                                       Continued

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                           Notes to Financial Statements

                             December 31, 1993 and 1992

(5)  INVESTMENT FUND CHANGES

     A summary of changes in plan assets by fund for the years ending December 31, 1993 and 1992 are as follows:

                                                     Money               Single
                                        Balance      Market      Stock   Premium   Guaranteed Insurance
                                          Fund        Fund        Fund   Amounts      Fund       CSV      Other      Total
                                       ----------   ---------    ------  -------   ---------- ---------  -------   ---------

Plan assets, Dec. 31, 1992             $3,108,196   1,246,346       --    15,753    444,013     52,866  140,104    5,007,278

Additions:
  Employee salary deferral                378,380     162,347       --        --         --     26,571  (47,710)     519,588
  Employer matching
    of salary deferral                    143,281      63,235       --        --         --         --   (1,700)     204,816
  Employer profit sharing                      --          --  681,625        --         --         --  120,000      801,625
  Employee rollovers                       21,880      11,492       --        --         --         --       (1)      33,371
  Insurance cash value                         --          --       --        --         --     21,697       --       21,697
  Interest income                              --          --       --       893      9,155         --       (1)      10,047
  Net increase (decrease) in fair
    value of investments                  316,917      38,033  (52,555)       --         --         --       --      302,395
                                       ----------   ---------  -------    ------    -------     ------   -------   ---------
                                          860,458     275,107  629,070       893      9,155     48,268   70,588    1,893,539

Deductions:
  Benefits paid to
    participants                          418,555     108,130       --        --         --      2,151       (1)     528,835
  Administrative fees                       3,262       4,097       --        --         --         --       --        7,359
  Life insurance premium                       --          --       --        --         --     26,571       --       26,571
                                       ----------   ---------  -------    ------    -------     ------   -------   ---------
                                          421,817     112,227       --        --         --     28,722       (1)     562,765

Transfers between funds                   217,681      85,270  150,217        --   (453,168)        --       --           --
                                       ----------   ---------  -------    ------    -------     ------   -------   ---------

Plan assets Dec. 31, 1993              $3,764,518   1,494,496  779,287    16,646         --     72,412   210,693   6,338,052
                                       ----------   ---------  -------    ------    -------     ------   -------   ---------
                                       ----------   ---------  -------    ------    -------     ------   -------   ---------

                                                                       Continued

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                           Notes to Financial Statements

                             December 31, 1993 and 1992

                                                     Money               Single
                                        Balance      Market      Stock   Premium   Guaranteed Insurance
                                          Fund        Fund        Fund   Amounts      Fund       CSV      Other      Total
                                       ----------   ---------    ------  -------   ---------- ---------  -------   ---------

Plan assets, Dec. 31, 1991             $2,419,046  1,304,847        --    14,782    690,247     34,132   100,614    4,563,668

Additions:
  Employee salary deferral                289,263    189,152        --        --         --     28,381    18,255     525,051
  Employer matching
    of salary deferral                     94,995    112,992        --        --         --         --     8,387     216,374
  Employee rollovers                       23,127      5,674        --        --         --         --        --      28,801
  Insurance cash value                         --         --        --        --         --     19,140        --      19,140
  Interest income                              --         --        --       971     45,756         --        --      46,727
  Net increase in fair
    value of investments                  167,946     39,225        --        --         --         --        --     207,171
                                       ----------  ---------   -------    ------    -------     ------   -------   ---------
                                          575,331    347,043        --       971     45,756     47,521    26,642   1,143,878

Deductions:
  Benefits paid to
    participants                          309,123    252,663        --        --         --        406        --     562,192
  Administrative fees                       2,767      3,095        --        --      3,219         --        --       9,081
  Life insurance premium                       --         --        --        --         --     28,381        --      28,381
                                       ----------  ---------   -------    ------    -------     ------   -------   ---------
                                          311,890    255,758        --        --      3,219     28,787        --     599,654

Transfers between funds                   425,709   (149,786)       --        --   (288,771)        --    12,848          --
                                       ----------  ---------   -------    ------    -------     ------   -------   ---------

Plan assets Dec. 31, 1992              $3,108,196   1,246,346       --    15,753    444,013     52,866   140,104   5,007,278
                                       ----------   ---------  -------    ------    -------     ------   -------   ---------
                                       ----------   ---------  -------    ------    -------     ------   -------   ---------

                                                                       Continued

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                          Notes to Financial Statements


(6)  UNALLOCATED ASSETS

     As described in note (3), the investments are held in various unallocated group annuity contracts. The Plan administrator maintains detail records segregating individual participant account balances.

                                                                      SCHEDULE 1

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

            Item 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1993

                                                                                      Shares or                      Current
  Identity of Issue                       Description of Investment                     Units          Cost           Value
  -----------------                       -------------------------                   ---------       -------         -----
Northwestern Mutual Life Insurance Co.    The Balanced Fund-
                                            Common stocks and bonds                    91,738      Not Available    3,764,518

Northwestern Mutual Life Insurance Co.    The Money Market Fund                        66,611      Not Available    1,494,496

Robert W. Baird and Company               Duke Realty Investments, Inc.
                                            Common stock                               35,026         831,868        779,287

Northwestern Mutual Life Insurance Co.    The Single Premium Retirement Annuity-          n/a          11,815         16,646
                                            Common stock and bonds

                                                                      SCHEDULE 2

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                  Item 27d -- Schedule of Reportable Transactions

                                December 31, 1993

Identity               Description                       Purchase    Selling     Lease     Expense     Cost      Current     Gain/
of Issue                of Asset             Fund          Price      Price     Rental    Incurred   Of Asset     Value     (Loss)
- --------               -----------           ----        --------    -------    ------    --------   --------    -------    ------
Robert W.             Duke Realty
 Baird & Co.          Investments Inc.    Stock Fund      681,625      -0-        -0-        -0-      681,625    638,575   (43,050)

Northwestern Mutual   Cash Equivalents    Money Market
 Life Ins. Co.                            Fund              -0-      310,254      -0-        -0-      307,807    310,254     2,447

Northwestern Mutual   Common Stocks
 Life Ins. Co.        and Bonds           Balance Fund    310,254      -0-        -0-        -0-      310,254    326,315    16,062

Northwestern Mutual   Common Stocks
 Life Ins. Co.        and Bonds           Balance Fund      -0-      267,951      -0-        -0-      258,887    267,951     9,064

                                SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN
                         ---------------------------------------------------
                                           (Name of Plan)


Date:  September 30, 1994          /s/ David R. Mennel
       ------------------          -----------------------------------------
                                   David R. Mennel
                                   Trustee